DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

July 14, 2016

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Jennifer Lopez, Attorney-Advisor

Re:	Bazaarvoice, Inc.
Schedule TO-I Filed July 5, 2016
File No. 005-87043

Ladies and Gentlemen:

On behalf of our client, Bazaarvoice, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 13, 2016 (the “Letter”) in connection with the above-referenced Schedule TO-I (the “Schedule TO”), filed by the Company with the Commission on July 5, 2016. The Company is concurrently filing an Amendment No. 1 to Schedule TO-I (“Amendment No. 1”), containing revised offering materials that incorporate the Company’s response to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016, which is attached as Exhibit (a)(1)(A) to the Schedule TO-I filed by the Company with the Commission on July 5, 2016 (the “Offer to Exchange”).

Schedule TO

General

1.	It appears that the issuer is relying upon the global exemptive order issued by the U.S. Securities and Exchange Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. Specifically address whether an “employee benefit plan” meets the definition contained in Rule 405.

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The Company confirms that it is relying upon the March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”). The Company also confirms that all of the options subject to the Offer to Exchange were issued under employee benefit plans as defined in Securities Act Rule 405.

Rule 405 of the Securities Act of 1933, as amended, defines “employee benefit plan” as follows:

“The term employee benefit plan means any written purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan or written compensation contract solely for employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors. However, consultants or advisors may participate in an employee benefit plan only if:

1.	They are natural persons;

2.	They provide bona fide services to the registrant; and

3.	The services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.”

Under the Company’s (i) 2005 Stock Plan, as amended (the “2005 Plan”), which was filed as Exhibit 10.2 to the Company’s Form S-1 (filed with the Commission on February 9, 2012) and (ii) 2012 Equity Incentive Plan (the “2012 Plan” and, together with the 2005 Plan, the “Plans”), which was filed as Exhibit 10.5 to the to the Company’s Form S-1 (filed with the Commission on February 9, 2012), only employees, directors and consultants are eligible to receive option grants. Only options granted under the Plans are eligible to participate in the offer.

A consultant is defined:

•	under the 2005 Plan, as “any person who is engaged by the Company or any parent or subsidiary to render consulting or advisory services to such entity;” and

•	under the 2012 Plan, as “any person, including an advisor, engaged by the Company or a parent or subsidiary to render services to such entity.”

The Company confirms that, to the extent any consultant is eligible to receive equity awards pursuant to the Plans, he or she is a natural person that provides bona fide services to the Company, and such services provided by the consultant are not in connection with the offer or sale of the Company’s securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. Consequently, the Company believes that the Plans continue to meet the Rule 405 definition with respect to persons performing services under contract, such as consultants, and that, as a result, all of the options subject to the Offer to Exchange were issued under employee benefit plans as defined in Securities Act Rule 405.

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Offer to Exchange

2.	Please revise to expressly quantify the maximum number of options sought in the tender offer, or advise. See Item 4 to Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A. Refer also to Rule 14e-1(b) of Regulation 14E.

In response to the Staff’s comment, the Company has revised the first paragraph of Section 2 (Number of awards; expiration date) on page 4 of the Offer to Exchange to expressly quantify the maximum number of options sought in the tender offer.

Summary Term Sheet and Questions and Answers

Q11. What will be the exercise price of my new options?

3.	The offer provides a range of possible exchange ratios, which ratios will be determined based on the closing price of the company’s common stock on the expiration date of the offer. Accordingly, option holders who tender will not know the new exercise price of options until the close of the trading day on the expiration date. Thus, it appears that certain material terms of the offer will be unknown until some point after the close of the trading day on the expiration date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company believes that the Schedule TO complies with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A as follows. The exchange offer has been structured in a manner that is intended to balance the Company’s desire for a value-for-value exchange with the need to provide eligible employees with meaningful new stock options. Although the exercise price of the new options will not be established until the close of trading on the offer expiration date, the exchange ratios have been pre-determined by the Company and will not change based on the closing price of the Company’s common stock on the offer expiration date. Such exchange ratios are described in the Offer to Exchange (see e.g., Question and Answer 3 on page 7 of the Offer to Exchange in the section entitled “Summary Term Sheet and Questions and Answers”), and accordingly, eligible employees are able to determine prior to the offer expiration date the final number of new options that they will receive if they tender eligible options upon expiration of the offer.

In addition, as described in the Offer to Exchange, eligible employees can log-in to the offer website at any time during the offer period and view personalized information relating to their eligible options, including each grant of eligible options that is eligible for exchange, and the exchange ratio applicable to such eligible options. The offer website also contains a tool called the “option exchange analysis tool,” which allows eligible employees to enter hypothetical future stock prices to see their effect on the potential future values of eligible options or new options.

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For the foregoing reasons, the Company respectfully believes that eligible employees have sufficient knowledge of the material terms of the exchange offer, such that the requirements of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A have been met. Nevertheless, in response to the Staff’s comment, the Company will distribute an email to all eligible employees by 5:00 p.m. Central Time on the date the exchange offer expires notifying them of the closing price of the common stock on such date. Eligible employees will therefore receive the exercise price for the new options several hours before the expiration date (currently scheduled for 11:00 p.m. Central Time on August 2, 2016) and have sufficient time to consider whether to tender or withdraw their eligible options after they receive the exercise price information. The Company has included such form of communication as Exhibit (a)(1)(J) to the Schedule TO, which is filed with Amendment No. 1.

7. Conditions of the Offer, page 52

4.	The last paragraph on page 53 states that the conditions may be asserted by the issuer “regardless of the circumstances giving rise to any such condition.” The inclusion of offer conditions that enable the issuer to terminate the tender offer or its obligation to purchase based on events within its control could render the offer illusory and in contravention of Section 14(e). Please revise to avoid the implication that the offer may be terminated based on actions or inactions completely within the issuer’s control.

In response to the Staff’s comment, the Company has revised the second to last paragraph of Section 7 (Conditions of the offer) on page 53 of the Offer to Exchange to remove the implication that the offer is illusory because actions or inactions by the Company may be used as a justification to assert an offer condition.

5.	The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “will not be deemed a waiver of any right” suggest the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet permit the tender offer to proceed without making a disclosure. To the extent a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please confirm the issuer understands that if a material offer condition is triggered and expressly or impliedly waived, an obligation will arise to notify shareholders. Please confirm the issuer also understands that depending on the materiality of a waived condition and the number of days remaining in the offer, the offer may need to be extended and new disclosure circulated to security holders.

The Company respectfully confirms that it understands the Staff’s position and its obligations. In addition, the Company acknowledges that it will notify its stockholders if a material offer condition is triggered and expressly or impliedly waived. In addition, the Company confirms that it

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understands that it may be required to extend the offer and provide eligible employees with updated disclosure regarding a waived condition, depending on the materiality of the waived condition and the number of days remaining in the offer.

15. Extension of offer; termination; amendment, page 62

6.	Please explain the circumstances under which the issuer believes only oral notice could be provided of an extension or termination. Refer to Rules 14e-1(d) and 13e-4(d)(2).

In response to the Staff’s comment, the Company has revised the first and second paragraphs of Section 15 (Extension of offer; termination; amendment) on page 62 of the Offer to Exchange to remove the references to oral notice.

* * * *

We and the Company appreciate the Staff’s attention to the review of this matter. Please do not hesitate to contact me at (512) 457-7090 or via email at john.gilluly@dlapiper.com if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

cc:	Kin Gill, Chief Legal Officer, Bazaarvoice, Inc.